599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179
April 22, 2008

BY EDGAR AND HAND

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Dr Pepper Snapple Group, Inc.
(formerly CSAB Inc.)
Registration Statement on Form 10
(File No. 001-33829)
Amendment No. 5 filed on April 22, 2008

Dear Mr. Reynolds:

     On behalf of Dr Pepper Snapple Group, Inc. (the “Company”) in connection with the Company’s registration statement on Form 10 (File No. 001-33829) filed on November 13, 2007 (the “Registration Statement”) and amended on January 11, 2008, February 12, 2008, March 20, 2008 and April 16, 2008, including the information statement attached thereto as Exhibit 99.1 (the “Information Statement”), the Company has filed today Amendment No. 5 to the Registration Statement. To assist the Staff in reviewing Amendment No. 5, we are delivering, by hand, a copy of this letter and eight bound copies of Amendment No. 5. Four copies of Amendment No. 5 have been marked to show changes from Amendment No. 4.

*  *  *

     If you have any questions concerning the matter referred to in this letter, please call the undersigned at (212) 848-7325, or Lona Nallengara or Matthew F. Musselman of Shearman & Sterling LLP, at (212) 848-8414 and (212) 848-4798, respectively.

Very truly yours,

/s/  Stephen T. Giove

Stephen T. Giove

Attachments

cc:	Ronald E. Alper
Thomas Kluck
(Securities and Exchange Commission)

Henry Udow, Chief Legal Officer and Company Secretary
(Cadbury Schweppes plc)

John O. Stewart, Executive Vice President and Chief Financial Officer
James L. Baldwin, Jr., Executive Vice President and General Counsel
(Dr Pepper Snapple Group, Inc.)

David Lefkowitz, Esq.
(Weil, Gotshal & Manges LLP)

Daniel Berner
(Deloitte & Touche LLP)